10028102

:OMMISSION
549

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

BD 3/2

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. Gilboy & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11006 Rushmore Drive, Suite 110
(No. and Street)

Charlotte (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra A. Gilboy 704/844-8665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516, (Address) Charlotte, (City) NC (State) 28211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/8

OATH OR AFFIRMATION

I, Philip R. Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. Gilboy & Associates, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELLEY E MCCRAVEN
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
September 25, 2012

Philip R. Gilboy
Signature

President
Title

Shelley E McCraven
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc. (the "Company"), as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P. R. Gilboy & Associates, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 14 to 16, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 15, 2010

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash	$	1,407,833
Cash held by clearing agent		100,008
Receivables from clearing agent		39,060
Securities owned, at fair value		1,423,773
Bond trading account		3,824,608
Property and equipment, net		78,351
Security deposit		4,183
Prepaid expenses		73,480
	$	6,951,296
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	48,452
Bond trading liability		3,792,578
TOTAL LIABILITIES		3,841,030
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		
Authorized - 100,000 shares		
Issued and outstanding - 1,000 shares		1,000
Additional paid-in capital		1,383,993
Retained earnings		1,725,273
		3,110,266
	$	6,951,296

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUES		
Trading profits		$ 4,944,734
Unrealized gains on bond trading account		32,030
Unrealized gains on securities owned		36,729
Interest and dividends, net		231,970
	TOTAL REVENUES	5,245,463
EXPENSES		
Employee compensation and benefits		2,709,012
Communications and data processing		109,897
Occupancy		30,536
Travel, entertainment and meals		30,675
Trading expenses		457,856
Other operating expenses		96,203
	TOTAL EXPENSES	3,434,179
	NET INCOME	$ 1,811,284

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2008	$ 1,000	$ 1,383,993	$ 654,531	$ 2,039,524
Stockholders' distributions	-	-	(740,542)	(740,542)
Net income	-	-	1,811,284	1,811,284
Balances, December 31, 2009	$ 1,000	$ 1,383,993	$ 1,725,273	$ 3,110,266

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,811,284
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	29,152
Unrealized gains on securities owned	(36,729)
Changes in operating assets and liabilities:	
Decrease in receivables from clearing agent	39,934
Decrease in unrealized gains on bond trading account	190,418
Increase in prepaid expenses and security deposit	(75,990)
Decrease in cash held by clearing agent	22
Increase in accounts payable and accrued expenses	14,553
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,972,644
CASH FLOWS FROM INVESTING ACTIVITIES	
Property and equipment purchases	(7,293)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholders' distributions	(740,542)
NET INCREASE IN CASH	1,224,809
CASH, BEGINNING	183,024
CASH, ENDING	$ 1,407,833

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in North Carolina and Georgia buying and selling fixed-income securities to dealers and institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Receivables from Clearing Agent

Receivables from clearing agent represent the amount due from the Company's clearinghouse, Southwest Securities. The receivables from clearing agent balance is associated with trading profits recognized by the Company for trading activity that occurred at the end of the year. No allowance for doubtful accounts has been recorded at December 31, 2009, as management considers all amounts fully collectible.

Securities Owned

The Company has investments in marketable equity securities. The marketable equity securities are recorded at fair value as required by the *Fair Value Measurements and Disclosures* topic of the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC"). Unrealized holding gains and losses are reported in income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income on a trade-date basis and are determined on the basis of specific securities sold.

The investments in the marketable equity securities of two companies comprised 81% (42% and 39% each) of the total investment in securities at December 31, 2009.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets which range from five to ten years. Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for federal or state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2009.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 15, 2010, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had an excess of net capital of $2,183,476. The Company's ratio of aggregate indebtedness to net capital was 0.02:1.

NOTE C – BOND TRADING ACCOUNT

The Company has a clearing agreement with Southwest Securities to clear all trade transactions. The Company is required to maintain a minimum cash balance of $100,000 on deposit with Southwest Securities in accordance with the terms of the clearing agreement.

Bonds are purchased and sold through two trading accounts with Southwest Securities. The bonds are carried at quoted market values and are purchased through a margin account with Southwest Securities. Bond securities transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on bonds. Unrealized and realized holding gains and losses on bonds are reported in income.

NOTE C – BOND TRADING ACCOUNT (Continued)

The corresponding bond trading liability is recorded at the original cost amount of the bonds purchased. The bond trading liability is collateralized by the majority of the assets of the Company. Borrowings under the margin account accrue interest at a base variable rate determined as described in the Southwest Securities clearing agreement, which was 4.59% as of December 31, 2009. Interest expense on the margin account for the year ended December 31, 2009 was $136,328 and is included in the trading expenses line item in the Statement of Operations.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2009 property and equipment consist of the following:

Office equipment	$	50,884
Vehicles		119,729
		170,613
Less accumulated depreciation		92,262
	$	78,351

Depreciation expense totaled $29,152 for the year ended December 31, 2009.

NOTE E – COMMITTMENTS

Operating Leases

The Company occupies office space pursuant to a five-year operating lease agreement that ends in February 2010. During 2009, the Company entered into a new operating lease agreement for office space for approximately seven years that ends in July 2017. Future minimum rental payments due under these lease agreements at December 31, 2009 are as follows:

Year ending December 31,		
2010	$	21,812
2011		31,181
2012		32,272
2013		33,402
2014		34,571
Thereafter		95,172
	$	248,410

Rental expense for the year ended December 31, 2009 was $27,866.

NOTE E – COMMITMENTS (Continued)

Other Commitments

The Company utilizes trading communication services pursuant to agreements for each dealer. Each agreement is for a twenty-four month period. Approximations for future minimum trading communication service payments due under these agreements at December 31, 2009 are as follows:

Year Ending December 31,		
2010	$	97,152
2011		97,152
	$	194,304

Trading communication service expense for the year ended December 31, 2009 was $96,885.

NOTE F – RETIREMENT PLAN

The Company offers employees with one year of service the opportunity to participate in a 401(k)/profit sharing plan. The Company pays for all administration costs of the plan. The Company made contributions to the plan totaling $54,184 during the year ended December 31, 2009.

After a full year of employment, employees are also eligible for employer contributions to the Company's SEP retirement plan. The Company made no contributions to the plan during the year ended December 31, 2009.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company maintains its cash on deposit in financial institutions located in the United States of America and with Southwest Securities. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The balances at Southwest Securities are insured by the Securities Investor Protection Corporation ("SIPC") up to $100,000 per customer. From time to time, the Company maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2009, the Company held $1,433,724 on deposit with three financial institutions, of which $781,131 exceeded the FDIC insured limit. As of December 31, 2009, the Company held $167,779 on deposit with Southwest Securities, of which $67,779 exceeded the SIPC insured limit.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS

The *Fair Value Measurements and Disclosures* topic of the FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company has investments in marketable securities (securities owned) and also a portfolio of fixed-income securities in its bond trading account which are measured at fair value on a recurring basis. The fair value of the investment in securities owned and the bond trading account was $1,423,773 and $3,824,608, respectively, at December 31, 2009. The investments in securities owned fall into the Level 1 category. The investments in the bond trading account fall into the Level 2 category. The Company recorded unrealized gains totaling $36,729 on its investments in securities owned and unrealized gains totaling $32,030 on its holdings in the bond trading account, which have been reported in the Statement of Operations for the year ended December 31, 2009.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Securities Owned

Fair values for marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of identical instruments.

Bond Trading Account

The fair value of investments in fixed-income securities is based on market inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, and benchmark securities.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2009.

Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Securities owned	$ 1,423,773	$ 1,423,773	$ -
Bond trading account	3,824,608	-	3,824,608

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P. R. Gilboy & Associates, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 15, 2010

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total stockholders' equity	$ 3,110,266
Deductions and/or changes	
Nonallowable assets:	
Property and equipment, net	78,351
Security deposit	4,183
Prepaid expenses	73,480
	156,014
Deduction for indebtedness collateralized by exempted securities	151,749
Net capital before haircuts on securities positions	2,802,503
Haircuts on securities:	
Trading and investment securities	428,558
Undue concentration	90,469
	519,027
Net Capital	$ 2,283,476
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 47,313
Minimum net capital requirement	$ 100,000
Excess net capital	$ 2,183,476
Excess net capital at 1000%	$ 2,278,745
Ratio of aggregate indebtedness to net capital	2.07%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):	
Net capital as reported in Part II of FOCUS report	$ 2,283,476
Audit adjustments	-
Net capital per above	$ 2,283,476

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2009 or at any time during the year from January 1, 2009 through December 31, 2009 and is therefore exempt from this computation requirement.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2009 or at any time during the year from January 1, 2009 through December 31, 2009 and this requirement for information is therefore not applicable.

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by P. R. Gilboy & Associates, Inc. (the "Company") and the Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating P. R. Gilboy & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for P. R. Gilboy & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries of the Company noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a total difference of $191,704. Details of this difference are as follows:

Total revenue from audited Form X-17A for the year ended December 31, 2009	$ 5,245,463
Less: Revenue on FOCUS Report (Part IIA Line 9, Code 4030) for the period January 1, 2009 through March 31, 2009	(1,753,455)
	3,492,008
Total revenue in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009	3,683,712
Difference	$ (191,704)

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Reconciliation of difference noted on page 17:

Unrealized gain on bond trading account as of December 31, 2008. The Company also recorded the amount as revenue on the FOCUS Report (Part IIA Line 9, Code 4030) for the period January 1, 2009 through March 31, 2009	$	222,449
Unknown amount of under reported revenue on the FOCUS Report (Part IIA Line 9, Code 4030) for the period January 1, 2009 through March 31, 2009		(30,745)
	$	191,704

3. Compared adjustments reported in Form SIPC-7T with the Company's supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the Company's related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 15, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051527 FINRA DEC
P R GILBOY & ASSOCIATES INC 12*12
1936 WEDDINGTON RD
MATTHEWS NC 28104-8318

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,358.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,676.00)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,682.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,682.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,682.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

P. R. Gilboy & Associates, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4 day of February, 20 09.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,683,712.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	316,246.00
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	24,246.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	340,492.00
2d. SIPC Net Operating Revenues	$ 3,343,220.00
2e. General Assessment @ .0025	$ 8,358.00

(to page 1 but not less than $150 minimum)

P. R. GILBOY & ASSOCIATES, INC.

Financial Statements

and

Supplemental Schedules

For the Year Ended December 31, 2009